SUBSIDIARIES OF THE REGISTRANT

Intrenet, Inc.
December 31, 1997

Advanced Distribution System, Inc., a Florida corporation
Eck Miller Transportation Corporation, an Indiana corporation
Mid-Western Transport, Inc., an Indiana corporation
Roadrunner Enterprises, Inc., an Indiana corporation
INET Logistics, Inc., an Indiana corporation